Exhibit 12.2

NORTHWEST AIRLINES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK REQUIREMENTS

(Dollars in millions)

	Three months ended March 31
	2004	2003
Earnings:

Income (loss) before income taxes	$(223)	$(426)
Less: Income from less than 50% owned investees	1	9
Add:
Rent expense representative of interest (1)	62	63
Interest expense net of capitalized interest	124	106
Interest of mandatorily redeemable preferred security holder	—	6
Amortization of debt discount and expense	8	5
Amortization of interest capitalized	2	3

Adjusted earnings (loss)	$(28)	$(252)

Fixed charges and preferred stock requirements:

Rent expense representative of interest (1)	$62	$63
Interest expense net of capitalized interest	124	106
Interest of mandatorily redeemable preferred security holder	—	6
Preferred stock requirements	7	—
Amortization of debt discount and expense	8	5
Capitalized interest	2	3

Fixed charges and preferred stock requirements	$203	$183

Ratio of earnings to fixed charges and preferred stock requirements	— (2)	— (2)

(1)           Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)                                  Earnings were inadequate to cover fixed charges and preferred stock requirements by $231 million and $435 million for the three months ended March 31, 2004 and March 31, 2003, respectively.